EXHIBIT (e)(3)

RiT TECHNOLOGIES LTD.

INTERNATIONAL DISTRIBUTOR AGREEMENT

This Agreement, made this 1 day of May, 2005, by and between RiT TECHNOLOGIES LTD., an Israeli corporation, having its principal place of business at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel (“RiT”), and Stins Coman having its place of business at 126 Pervomayskaya Street, Moscow 105203, Russia (the “Distributor”).

In consideration of the mutual covenants and agreement hereinafter set forth, the parties agree as follows:

1.	GRANT OF RIGHTS AND DEFINITION OF PRODUCTS AND TERRITORY

1.1.	RiT hereby grants to Distributor the non-exclusive right to distribute, sell, and/or maintain RiT’s Distributor Products described in Attachment A annexed hereto (the “Products”), in the territory of Russia (the “Territory”).

1.2.	RiT shall have the right, at its option, to add RiT Products to Attachment A, provided RiT gives ninety (90) days prior written notice thereof to Distributor. RiT shall have the right, at its option, to delete Products from those shown in Attachment A, if RiT ceases the production or supply of such Products, provided RiT gives ninety (90) days prior written notice thereof to Distributor; and provided further such termination shall not affect RiT’s obligation to provide spare parts for such Products under the other provisions of this Agreement.

1.3.	The Work Plan agreed upon between the parties is described in Attachment B annexed hereto.

1.4.	Distributor undertakes to execute the PatchView Partner Agreement, Attachment C annexed hereto, as a condition for inclusion of the PatchView system in the Products.

2.	DISTRIBUTOR’S OBLIGATIONS

2.1.	Distributor agrees:

2.1.1.	To maintain an adequate and aggressive sales organization to distribute and procure sales, to actively promote and create a demand for the Products, and to assure adequate advisory, installation and support services.

2.1.2.	To act in furtherance of the best interests of RiT and at no time do, cause or permit to be done, published or said, any information, act, or thing from whatever source, which is or may be detrimental to the best interests and/or business reputation of RiT.

2.1.3.	To submit a one year sales forecast of Products and business plan within thirty (30) days after signing this Agreement, broken down into four (4) quarterly forecasts, commencing sixty (60) days from date of such forecast. Distributor shall update such rolling forecasts every three (3) months thereafter and shall use its best efforts to achieve such rolling forecasts.

2.1.4.	To advise RiT regularly of sales results and if sales support is required.

2.1.5.	To notify RiT whenever there are changes in the territorial market which affect, or might affect, Product sales.

2.1.6.	To coordinate with RiT Service Department on all matters relevant to maintaining an efficient after-sale service.

2.1.7.	To consent to receive all commercial email messages from RiT sent to any authorized email address under the control of the Distributor and to use its best efforts to obtain express consent from its customers to receive commercial email messages from RiT.

2.2.	If Distributor sells or offers for sale products or services which may be considered to be competitive with the products of RiT, Distributor shall notify RiT promptly to this effect, in writing. In such written notice, Distributor shall specify the name and address of the company manufacturing such products and the company selling such products to Distributor, and shall further specify such products in sufficient detail so that RiT can determine whether such products are competitive with the products of RiT. RiT shall thereafter have the right to terminate this Agreement, if RiT determines that the products of such company are competitive with the products of RiT.

3.	RiT’S OBLIGATIONS

3.1.	RiT will supply the Distributor, at no cost, with such aids and technical assistance as RiT deems necessary to aggressively pursue and make Product sales.

3.2.	RiT will, at no charge, supply Distributor with standard sales literature in reasonable quantities, as determined by RiT.

3.3.	RiT will, at no charge, supply Distributor with one copy of its equipment maintenance manuals. Additional manuals will be supplied upon request, at RiT’s current prices.

4.	DELIVERY

4.1.	Delivery of Products purchased by Distributor hereunder shall be made for and on behalf of Distributor.

4.2.	All deliveries shall be Ex-Works RiT’s warehouse (INCOTERMS 2000) and risk of loss or damage with respect to any of the Products to be delivered to Distributor shall pass from RiT to Distributor accordingly. All transportation, handling and insurance charges for any of the Products from RiT’s point of shipment to destination shall be borne by Distributor.

5.	PRICES

5.1.	The prices at which Distributor shall buy and RiT shall sell the Products bought and sold hereunder shall be at a fifty percent (50%) discount on the Recommended End User Price List existing at the time RiT accepts each purchase order.

5.2.	RiT shall have the right at any time to adjust its prices by giving Distributor written notice to that effect not less than thirty (30) days prior to the date upon which the adjusted price or prices are to become effective. An increase in price shall not affect firm orders for Products accepted by RiT during said thirty (30) day period, which are to be delivered within three (3) months of the date of notice. In the event of a price reduction, RiT will pass on such reduction to Distributor on all parts not yet shipped at the time of the price change.

6.	PAYMENTS

6.1.	Unless otherwise specified and attached to this Agreement, payment shall be within sixty (60) days of shipment. RiT reserves the right to demand any reasonable collateral necessary to secure payment for the Products as a condition to acceptance of any order and to change payment terms upon prior written notice. Overdue payments shall be subject to interest at the rate of two percent (2%) per month.

6.2.	For the purposes of ensuring that RiT is paid for the Products sold or licensed to Distributor, RiT reserves a security interest in the Products until paid for in full by Distributor. RiT hereby authorizes Distributor to transfer title to Products in the ordinary course of its business, provided that in such case, Distributor hereby assigns in advance to RiT any proceeds from the disposition of such products.

7.	TAXES

The word “prices”, as used in this Agreement, shall exclude any taxes, import duties, sales, use or privilege taxes, or excise or similar taxes or duties levied by any country in the Territory upon RiT or the Products, as the result of any manufacture, sale, delivery or use of any unit sold hereunder. Distributor shall be responsible for the payment of any such taxes or duties which may be so levied by countries within the Territory or in lieu thereof, for providing RiT with a tax-exemption certificate acceptable to the taxing authorities.

8.	ACCEPTANCE OF ORDERS

8.1.	All purchase orders must be placed in writing. RiT shall provide written confirmation of the order, noting prices and delivery dates. Changes in delivery schedules must be made in writing and upon RiT’s consent.

Address all orders and releases to :

RiT TECHNOLOGIES LTD. 24 Raoul Wallenberg Street Tel Aviv 69719, Israel TEL: (+972-3) 6455151 FAX: (+972-3) 7676820 Attn.: Sales Administration

8.2.	Mode of transportation and the forwarder shall be specified by the Distributor. RiT shall not be responsible for any delays arising due to Distributor’s failure to specify the mode of transportation or forwarder.

8.3.	RiT may withhold shipment of Products because of the balance of Distributor’s account or if determines that Distributor is not financially reliable. If the foregoing conditions are not rectified to RiT’s reasonable satisfaction, RiT may terminate this Agreement pursuant to Section 17 below. Distributor shall not be permitted to take a credit against amounts owed to RiT without prior written authorization by RiT.

9.	INVENTORY

9.1.	Distributor agrees, at its cost, to carry a minimum representative stock of Products, as determined by mutual agreement.

9.2.	Distributor shall assume full responsibility for stocking spare parts. RiT agrees to continue the manufacture of replacement and spare parts for each of the Products sold hereunder for a period of five (5) years from the date of the last product needing spare parts was delivered to Distributor.

10.	NON-CONFORMING GOODS

Distributor will have a period of fifteen (15) working days, following the date of receipt of Products, within which to notify RiT of any non-conforming goods in the list of materials shipped.

11.	LIMITED WARRANTY

Distributor shall be responsible to its customers for any and all warranties which it makes relating to Products and for ensuring that replacements and other adjustments required in connection with the said warranties are satisfactory.

RiT warrants to Distributor that the Products to be delivered hereunder will be free of defects in material and workmanship under normal use and service for a period of 15 months following the date of invoice to Distributor. If, during the warranty period, any component part of the equipment becomes defective by reason of material or workmanship, and Distributor immediately notifies RiT of such defect, RiT shall, at its option, supply a replacement part, request the return of equipment to its plant for repair, or perform the necessary repair at the equipment’s location. In the event that RiT requests the return of equipment, each party shall pay shipping costs upon shipment from its location. RiT shall be released from all obligations under its warranty in the event equipment has been subjected to misuse, neglect, accident or improper installation, or if repairs or modifications were made by persons other than RiT’s own authorized service personnel, unless such repairs by others were made with the written consent of RiT.

THE ABOVE WARRANTY IS IN LIEU OF ALL OTHER WARRANTIES, EXPRESS OR IMPLIED. THERE ARE NO WARRANTIES WHICH EXTEND BEYOND THE FACE HEREOF, INCLUDING, BUT NOT LIMITED TO, WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, AND IN NO EVENT SHALL RiT BE LIABLE FOR CONSEQUENTIAL DAMAGES.

RiT shall not be liable to any person for any special or indirect damages, including, but not limited to, lost profits, from any cause whatsoever arising from or in any way connected with the manufacture, sale, handling, repair, maintenance or use of the Products, and in no event shall RiT’s liability exceed the purchase price of the Products.

The SOFTWARE is provided “as is” and without warranty of any kind. RiT DISCLAIMS ALL WARRANTIES INCLUDING THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. RiT shall not be liable for any loss of use, interruption of business or indirect, special, incidental or consequential damages of any kind. Notwithstanding the above, RiT shall do its best to provide Distributor’s customers with software updates during the warranty period under this Agreement.

12.	EQUIPMENT MODIFICATION

RiT shall have the right to modify, alter, or improve any or all of the Products, and shall have the right to discontinue specific Products upon not less than sixty (60) days prior written notice to Distributor. RiT will make available to Distributor documentation describing any such modification, alteration, or product improvement if required to perform maintenance or repair of the Product. Distributor shall not make any modifications, alterations, or improvements in any of the Products without the prior written consent of RiT.

13.	PARTY RELATIONSHIP

This Agreement does not create an employer-employee relationship between RiT and Distributor, nor any agency, joint venture or partnership. Distributor shall have no authority to act for or to bind RiT in any way, to alter any of the terms or conditions of RiT’s standard forms, to warrant or to execute agreements on behalf of RiT, or to represent that RiT is in any way responsible for the acts or omissions of Distributor. Distributor shall be an independent contractor only. Distributor agrees to hold RiT harmless for violation of the above conditions.

14.	PROPRIETARY RIGHTS

14.1.	All proprietary rights in the Products shall remain solely with RiT, including, but not limited to, copyrights, trademarks and patents.

14.2.	The Products listed in Attachment A may include software programs for the PatchView System (the “Software”). The Software is provided under license pursuant to the RiT Software License Agreement enclosed therein.

14.3.	Distributor shall not copy, reverse compile or reverse assemble all or any portion of the Software. Distributor’s undertaking in this paragraph shall survive the termination of this Agreement.

15.	Web Site Authorization

15.1.	Distributor provides RiT with its consent and authorization and grants RiT the right to include a hyperlink to Distributor’s web site from RiT’s web site as determined within RiT’s sole discretion.

15.2.	Distributor grants RiT a worldwide, nonexclusive right and license to distribute, combine, copy, use and duplicate Distributor’s trademark, service mark, trade name or logo: (i) for such hyperlink; (ii) in any publication made by RiT and in accordance with this Agreement or any related addendum.

15.3.	RiT provides Distributor with its consent and authorization and grants Distributor the right to include a hyperlink to RiT’s web site from Distributor’s web site. Distributor agrees that it shall hyperlink to RiT’s web page during the term of this Agreement and shall use only the logo provided by RiT in its web site.

15.4.	RiT grants Distributor and Distributor accepts, a worldwide, nonexclusive right and license to distribute, combine, copy, use and duplicate RiT’s trademark, service mark, trade name or logo for such hyperlink solely in accordance with this Agreement or related addendum.

15.5.	Distributor acknowledges and agrees that RiT does not support and has not reviewed the contents of Distributor’s web site. Distributor agrees that it is fully responsible for the content posted at its URL address on its web site.

15.6.	RiT acknowledges and agrees that Distributor does not support and has not reviewed the contents of RiT’s web site. RiT agrees that it is fully responsible for the content posted at its URL address on its web site, subject to the applicable disclaimers.

16.	CONFIDENTIAL INFORMATION

Distributor will hold in confidence the contents of this Agreement and all information designated as confidential by RiT relating to the Products sold hereunder, and shall take all reasonable steps to prevent its employees from disclosing such information to any person outside Distributor’s organization. Release of such confidential information by Distributor shall be subject to prior written approval by RiT.

Distributor will sign and execute Attachment D, Confidentiality Undertaking, which forms an inseparable part of this Agreement.

The provisions hereunder shall remain in full force and effect after termination or expiration of this Agreement.

17.	DURATION AND TERMINATION

17.1.	The initial term of this Agreement shall be two (2) years from the date hereof unless terminated sooner as provided herein. The Agreement can be extended after the initial term by mutual agreement of the parties.

17.2.	Notwithstanding Section 17.1 above, RiT will be entitled to notify Distributor of immediate termination of this Agreement at the occurrence of any of the following events:

17.2.1.	all or a substantial part of the assets of the Distributor are sold or otherwise transferred to any person or entity;

17.2.2.	the Distributor is merged or consolidated with any other person;

17.2.3.	a receiver, trustee, or liquidator of the Distributor is appointed for any of its properties or assets;

17.2.4.	Distributor admits in writing its inability to pay its debts as they mature;

17.2.5.	Distributor makes a general assignment for the benefit of creditors;

17.2.6.	Distributor is adjudicated as bankrupt or insolvent;

17.2.7.	a petition for the re-organization of Distributor or an arrangement with its creditors, or readjustment of its debts, or its dissolution or liquidation is filed under any law or statute;

17.2.8.	Distributor ceases its business activities, commences dissolution or liquidation; or

17.2.9.	Distributor becomes subject to the control of any competitive firm or company; or

17.2.10.	Distributor breaches this Agreement or fails to perform any of its obligations hereunder, including, but not limited to, payment for the Products as herein provided.

It shall be the duty of Distributor to notify RiT of the occurrence of any of the events set forth above.

18.	DELIVERIES AFTER TERMINATION

After a date for termination of this Agreement shall have been established by notice or agreement, RiT shall be obligated to deliver and Distributor shall be obligated to accept only such of the Products as Distributor shall have ordered from RiT prior to said establishment of a date of termination, provided, however, that with respect to deliveries to be made by RiT subsequent to the establishment of a date of termination, RiT may, at its option, prescribe terms of payment other than the terms stated in Section 6 of this Agreement.

19.	EFFECT OF TERMINATION

19.1.	Upon termination of this Agreement, Distributor’s rights shall immediately terminate and all monies owed to RiT shall become immediately due and payable. Distributor shall not exercise thereafter any of its rights set forth in this Agreement provided, however, that after receiving RiT’s written approval that all monies owed to RiT by Distributor have been paid, and during a period approved by RiT in writing and in advance, Distributor may continue to distribute, in accordance with the terms of this Agreement, the remaining Products shipped to Distributor by RiT prior to the date of termination. Termination of this Agreement shall not affect any of Distributor’s obligations which exist as of the date of termination, or of those obligations of Distributor which, within the context of this Agreement, are intended to survive its termination.

19.2.	Upon termination of this Agreement, Distributor agrees to return to RiT any property of RiT, including, but not limited to, demonstration equipment, technical and sales literature and handbooks. Additionally, other than required for distribution of remaining Products in accordance with the provisions of Section 19.1 above (and only until distribution of remaining Products has been completed) Distributor agrees to cease the use of RiT’s name, logo or trademarks.

19.3.	On the termination of this Agreement according to the provisions of Section 177, neither party shall be entitled to claim any compensation or damages for or in respect of or by reason of such termination, save where such claim is based on the default of the other party.

20.	WAIVER OF BREACH

The failure of either party to demand execution of any of the terms of this Agreement, or the waiver by either party of any breach under this Agreement shall not prevent a subsequent enforcement of such terms, nor be deemed a waiver of any subsequent breach.

21.	INTEGRATION AND SEPARABILITY

This Agreement, as implemented by purchase orders for Products or spare parts, is intended to be the sole and complete statement of the obligations of the parties as to the sale and purchase of the Products, and supersedes all previous understandings, negotiations and proposals. This Agreement may not be altered, amended or modified, except in writing, signed by duly authorized representatives of the parties hereto. Such purchase orders shall be entered into subject to and in accordance with the provisions of this Agreement, and none of the provisions printed, typed or otherwise written thereon shall have any force or effect or be otherwise applicable, except those setting forth the description and quality of the Products which shall be in accordance with the provisions hereof.

In the event that any one or more provisions contained in this Agreement should for any reason be held to be unenforceable in any respect under the laws of, or by, any governmental agency or any government, such unenforceability shall not affect any other provisions of this Agreement, but this Agreement shall be construed as if such unenforceable provision had not been contained herein.

22.	REPRESENTATIONS OF DISTRIBUTOR

Distributor represents and warrants that, in performing work for RiT under this Agreement, it will not be using any trade secrets or confidential information of any company which may be considered to constitute a competitor of RiT and (a) with which Distributor may have been previously associated as a distributor for the products of such company, or (b) with which Distributor may now be associated as a distributor for the products of such company, or (c) with which Distributor may hereafter be associated as a distributor for the products of such company during the term of this Distributor Agreement.

Distributor further represents and warrants that it does not have in its possession or control any documents or physical exhibits which disclose trade secrets or confidential information of any company which may be considered to constitute a competitor of RiT.

23.	NOTICES

All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given if delivered or if mailed by certified or registered mail prepaid, to the parties at the addresses noted above, or at such other address as may be given in writing in the future by either party to the other, to the attention of the parties noted below:

to RiT:	to Distributor:
Attn: Senior Vice President Sales	Attn:

24.	EXECUTION AND INTERPRETATION

24.1.	This Agreement shall not be binding upon RiT until it has been executed by a duly authorized officer of RiT and by a duly authorized officer of Distributor.

24.2.	This Agreement is to be deemed to have been entered into in the State of Israel, and its interpretation, construction and the remedies for its enforcement or breach shall be according to the laws of the State of Israel.

24.3.	Distributor shall not assign any of its rights and/or obligations hereunder except with RiT’s prior written permission.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.

STINS COMAN By: /s/ Dmitry Sokolov —————————————— Dmitry Sokolov General Director	RiT TECHNOLOGIES LTD. By: /s/ Avi Kovarsky —————————————— Avi Kovarsky Senior Vice President Sales